Exhibit D-1

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The following information in this section supplements the information about the State contained in the State’s Annual Report for 2022 on Form 18-K filed with the SEC on June 30, 2023 (the “Annual Report for 2022”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2022, the information in this section supersedes and replaces such information. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report for 2022 and any supplement thereto carefully.

October 7, 2023 Attack on Israel and the War in Gaza

On October 7, 2023, Hamas, a terrorist group, launched an unprecedented terror attack on Israel from the Gaza Strip. Following the attack, Israel’s Minister of Defense declared a special state in the region, which was later extended to the entire country. Subsequently, Israel’s Ministerial Committee for National Security Affairs decided to undertake military action, which resulted in drafting more than 300,000 reservists. In light of these developments, leaders from opposition parties joined the government as part of an emergency unity government.

In the north, Israel has borders with Syria and Lebanon, where Hezbollah, another terrorist group, is active. Tensions have risen on these borders, necessitating Israel to take limited military action. Although Israel, together with the United States and other allies, is striving to prevent escalation of the war, there remains a risk that a wider regional conflict may yet occur. It is currently unclear how long this situation may continue. If the war escalates, or the level of instability and violence increases, including through the involvement of additional actors in attacks against Israel, this may lead to adverse military, social, and economic implications.

International Reaction

Israel has received support from key members of the international community, including many grassroots organizations and the Jewish diaspora.

The full impact of the war on Israel's foreign relations is not yet clear. As of December 2023, some notable changes have taken place. Bolivia and Belize severed their diplomatic relations with Israel and other countries (including, Chile, Colombia, South Africa, Turkey, Jordan and Chad) recalled their ambassadors for consultation. Israel recalled its ambassadors to Turkey and Spain due to inappropriate statements by the leaders of these countries.

Economic Effects of the War

The war’s impact on Israel, and the need to allocate substantial human and other resources to the war effort, may result in a broader disruption to the economy. Some towns in southern and northern Israel have been evacuated. Measures taken by the government to support households and businesses may increase Israel’s deficit. The war may have a material adverse effect across the economy, affecting tourism, GDP growth, consumer spending, and foreign direct investment.

In October 2023, approximately 763,000 people were absent from work due to reasons related to the war. In November 2023, however, the number of absent people from work due to reasons related to the war decreased to approximately 401,000.

Based on preliminary estimates, the proportion of businesses with minimal employment/temporary closure, country-wide, has decreased from a high of approximately 37% at the end of October 2023, due primarily to the war, to approximately 22% on November 20, 2023, and to approximately 14% on December 20, 2023. At the same time, the proportion of businesses with an employment rate of over 81% compared to the employment levels before the war, rose from roughly 24% at the end of October 2023 to nearly 37% on November 20, 2023, and to approximately 48% on December 20, 2023.

Based on preliminary estimates, as of November 20, 2023, there has been a sharp decrease in the percentage of companies reporting an expected revenue loss of over 50% on a monthly basis compared to October 2023. In the Southern district, the percentage of the companies reporting such an expected revenue loss declined from 67% at the end of October 2023 to 39% on November 20, 2023, and to approximately 32% on December 20, 2023 In the Northern district, the percentage of the companies reporting such an expected revenue loss declined from 64% to 42% and to 39% in this time period.

Construction industry

Due to the war, there was a decrease in demand in the construction industry. The decrease in demand began with the raising of interest rates by the Bank of Israel in the second half of 2022, with the war leading to a further decline in demand in the construction industry.

There has been a significant recovery, however, of businesses in the construction industry in the last month. The proportion of businesses with minimal employment/temporary closure in the construction industry was approximately 62% at the end of October 2023 due primarily to the impacts of the war, compared to approximately 34% on November 20, 2023 and to approximately 24% on December 20, 2023. However, the percentage of businesses with minimal employment/temporary closure in the construction industry, is still high compared to other sectors and that may continue for the pendency of the war.

Tourism

Due to the war, the number of flights and airlines arriving in Israel have been limited. The number of recorded tourist arrivals was 38,300 in November 2023, compared to 330,700 in November 2022. However, currently most of the hotels in Israel are almost fully occupied due to the housing of evacuees from the war zones (this in a season that is not usually characterized by high hotel occupancy).

Credit rating

The current events may also affect Israel’s credit rating. In October 2023, Fitch Ratings placed Israel's sovereign credit rating of A+ on rating watch “negative” and Moody’s Investors Services placed Israel's sovereign credit rating of A1 on review for downgrade. In October, 2023, S&P Global Ratings affirmed Israel’s AA- credit rating and revised its rating outlook to “negative” from “stable”.

Budget

In May 2023, the budgets for years 2023-2024 were approved. In December 2023, the budget for 2023 was amended to reflect and allow for changes in the expenditure due to the war. The budget for 2024 is under review and is expected to be amended in February 2024 for the same reason.

On December 14, 2023 the Knesset approved changes to the existing 2023 budget, by giving final approval to the budget bills in the second and third readings. This included (i) the Deficit Reduction and Limiting Budgetary Expenditure bill, which proposed to raise the deficit limit for FY 2023 to 3.7% (previously 2.75%), excluding COVID-19 related expenditures, and to increase the permitted government expenditure by 3.75% for military needs and by 1.95% for civilian needs; and (ii) the Additional Budget for FY 2023 bill, according to which the expenditure limit was revised to approximately NIS 510.6 billion (previously NIS 484.7 billion), an increase of roughly NIS 25.9 billion in the 2023 budget.

According to the Additional Budget for FY 2023 bill, total additional expenditure for the needs of 2023 will be approximately NIS 28.9 billion. Of this amount, roughly NIS 17 billion are intended for security expenditures and about NIS 12 billion for civilian expenditures (roughly NIS 8.9 billion) and others. The financing of the increase is based on a budgetary supplement of about NIS 25.9 billion (90%) and repurposing of other budgets within the state budget in the amount of approximately NIS 3 billion (10%).

The budget for 2023, based on preliminary estimates, is expected to conclude with a deficit of approximately 4% of GDP. The deficit limit for 2024 is expected to be increased upon legislation of an amended budget for 2024.

In May 2023, together with the budgets for 2023-2024, the Knesset approved an additional law that imposes a fiscal limit on the Government. This fiscal rule stipulates that in the case where a budget for a certain year is submitted to parliament more than 6 months before it begins, the Government must re-examine its fiscal forecasts before the beginning of the year. If it turns out that, according to the latest forecasts, a deviation from the deficit target or the expenditure ceiling is expected, the Government must take steps to converge to the original frameworks approved by law. Due to higher expected expenditures and lower than forecast revenues, primarily due to the ongoing war, a deviation in both expenditure and deficit ceilings is expected.

Governmental Initiatives in Response to the War

Compensation Programs

The State of Israel is compensating affected persons and businesses for direct and indirect damages caused by the war. Compensation is granted under the Property Tax and Compensation Fund Law. Additionally, on November 9, 2023, to further assist the economy, the Knesset approved the Law on the Economic Assistance Program. According to this law, businesses will be compensated for the indirect damage they suffered as a result of the war, subject to eligibility. It includes a business continuity grant for businesses across the country, as well as providing aid for unpaid leave. This law covers the period from October 7, 2023, until November 30, 2023. The Minister of Finance, with the approval of the Finance Committee of the Knesset, may extend the period to December 31, 2023.

The direct and indirect damages covered will be paid through an extra-budgetary fund of approximately NIS 18 billion (“Compensation Fund”).

State Guarantees

A package of economic aid was granted, within the framework of the State-Guaranteed Loan Fund, to businesses that took out pre-war loans. In addition, special loan options were opened within the fund totaling NIS 10 billion, subject to eligibility.

A program for short-term credit insurance was also approved. As part of the program, a state guarantee of approximately $500 million will be offered to private credit insurance companies. The aim is to increase credit quotas granted to policyholders to further aid businesses at present.

Insurance

The Knesset Finance Committee approved a state guarantee framework totaling approximately $6 billion to provide insurance against war risks for Israeli airlines. To ensure continuity of air operations in Israel, the state guarantee framework is designed to enable issuing insurance policies against war risks to Israeli airlines.

The State of Israel is also offering insurance for sea and air cargo to and from Israel. Allowing the insured (policyholders) to receive compensation through the Compensation Fund, from damage caused by the war, acts to ensure the supply chain and maintain the level of goods imports/exports, especially during an emergency.

Economic Developments

Developments in the global economy often influence the Israeli economy, particularly with respect to exports and the high-tech sector. In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. In 2020, however, the global outbreak of the COVID-19 pandemic had a negative impact on the Israeli economy and Israel’s growth rate contracted by 1.5% in 2020. In 2021, the economy recovered robustly, with strong increases in private consumption, investments and exports, with export growth spearheaded by Israel’s active high-tech sector. In total, Israel’s GDP increased by 9.3% in 2021 compared to 2020. During the first quarter of 2022, GDP contracted by 2.4% (annual rate, seasonally adjusted quarter-on-quarter). This contraction can be attributed to the exceptionally high level of growth in the fourth quarter of 2021 rather than any trend toward economic slowdown. Following the first quarter of 2022, the economy recovered, with GDP growing 6.3% in the second quarter of 2022, which was primarily attributable to a rise in consumption and exports, and 2.7% in the third quarter of 2022, which was mainly attributable to a rise in investments and public expenditure (each an annual rate, seasonally adjusted, quarter-on-quarter). In the fourth quarter of 2022, Israel’s GDP increased by 4.3% mainly due to an increase in private consumption. In total, Israel’s GDP increased by 6.5% in 2022 compared to 2021.

In the latter half of 2022, developments in the global economy led to high rates of inflation globally and related monetary policy responses such as interest rate increases. These developments moderated the growth of Israel most notably in the third quarter of 2022.

During the first quarter of 2023, GDP grew by 3.0%, followed by 3.1% in the second quarter of 2023 and 2.5% in the third quarter of 2023 (each an annual rate, seasonally adjusted, quarter-on-quarter). The GDP growth in the first quarter of 2023 was primarily attributable to a rise in investments and the growth in the second quarter of 2023 was mainly attributable to a rise in public expenditure and exports, while the growth in the third quarter is attributable to the growth of exports.

The outbreak of the war on October 7, 2023 has significantly affected the Israeli economy. The war has led to damage to private consumption, investments, foreign trade, and the disruption of several industries (including construction, agriculture and tourism industries). In the face of these, public consumption is expected to increase, thus mitigating to some extent the negative effects on growth. In total, based on preliminary estimates, Israel’s GDP is expected to increase by approximately 2% in 2023 compared to 2022.

Balance of Payments and Foreign Trade

Israel had a current account surplus of 3.9% of GDP in 2022, which was the 20th consecutive year in which a positive surplus in the current account was recorded. In the first quarter of 2023, the current account surplus amounted to 4.8% of GDP (on a seasonally adjusted basis) followed by 4.0% of GDP in the second quarter of 2023 (on a seasonally adjusted basis) and 5.2% of GDP in the third quarter of 2023 (on a seasonally adjusted basis). Israel’s net exports have grown significantly in recent years from $2.9 billion in 2018 to $15.5 billion in 2021, with an increase in 2022 to $17.0 billion. The growth in net exports in recent years has mostly been driven by the export of services. In the first quarter of 2023, the net exports surplus amounted to $3.2 billion followed by $4.2 billion in the second quarter of 2023 and followed by $2.7 billion in the third quarter of 2023 (each on a seasonally adjusted basis).

In 2022, 27.3% of Israel’s exported goods (excluding aircrafts, ships and diamonds) were to the EU (an increase from 25.4% in 2021), 21.7% were to the United States (a decrease from 23.2% in 2021), 22.8% were to Asia (a decrease from 22.9% in 2021) and 28.3% were to other markets (a decrease from 28.5% in 2021).

In 2022, 31.5% of Israel’s imported goods (excluding aircraft, ships and diamonds) originated from the EU (a decrease from 34.7% in 2021), 27.7% from Asia (an increase from 26.5% in 2021), 8.7% from the United States (a decrease from 9.2% in 2021) and 32.1% from other countries (an increase from 29.6% in 2021).

The volume of foreign direct investment in Israel totaled approximately $11.5 billion in the first three quarters of 2023.

Over the past five years (measured from October 2, 2018 to September 29, 2023), the NIS/USD exchange rate has averaged at 3.4487 NIS to 1.00 USD, fluctuating between a high of 3.8620 (recorded on March 17, 2020) and a low of 3.0740 (recorded on November 17, 2021). The exchange rate as of September 29, 2023 stood at 3.824 NIS/USD.

Foreign currency reserves at the Bank of Israel (“BoI”) as of November 2023 stood at $198 billion, which was 38.3% of GDP. Foreign currency reserves at the BoI at the end of 2022 stood at $194.2 billion, which was 37.2% of GDP. At the end of 2021, foreign currency reserves stood at $213.0 billion, which was 43.6% of 2021 GDP, following the acquisition of $34.8 billion of foreign currency by the BoI in 2021. The level of foreign currency reserves has been maintained above 25% of GDP since late 2009. Following a concentrated effort by the BoI to raise the level of reserves in 2008 and 2009, during which the BoI made daily purchases of foreign currency, the BoI’s policy has been to intervene in the foreign currency market on a discretionary basis when there have been unusual movements in the exchange rate that the BoI believes to be inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly.

Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.

Fiscal Policy

Budget proposals in Israel are constrained by two parameters. The first is a deficit ceiling that sets the maximum deficit-to-GDP ratio, which has been modified several times. The second is an expenditure ceiling that sets a maximum year-to-year growth in government expenditure. Under the current formula prescribed by Israeli law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt target (50%) to the current debt-to- GDP ratio.

In connection with the continuation of the Government’s debt reduction policy, general government debt-to-GDP, also known as “public debt-to-GDP” (including local authorities’ debt), decreased to 59.2% in 2019, a decrease of 0.9% from 2018. In 2020, however, as a result of COVID-19-related expenditures and lower than expected revenues, the deficit rose to 11.3% of GDP, which was significantly above the deficit target set for the year and similarly, the public debt-to-GDP ratio for 2020 increased to 70.9%. In 2021, the deficit decreased to 4.4% of GDP, which was lower than the deficit target as state revenues exceeded expectations and there were lower than expected COVID-19-related expenditures, and the public debt-to-GDP ratio in 2021 decreased to 67.8%. In light of higher than expected revenues and lower than expected expenditure, as a result of the COVID-19 recovery, a cumulative budget surplus of approximately NIS 9.9 billion (0.6% of GDP) was measured in 2022, resulting in a debt-to-GDP of 60.5%. In May 2023, a budget for the years 2023-2024 was approved by the Knesset. In December 2023, the Knesset approved changes to the existing 2023 budget. See “—October 7, 2023 Attack on Israel and the War in Gaza—Economic Effects of the War—Budget” above.

Inflation and Monetary Policy

The average annual inflation rate over the last decade (2012 to 2022) was approximately 0.9%, slightly below the Government’s target range of 1%-3%. The changes in the Consumer Price Index (“CPI”) reflect a rise in prices of commodities, housing and agricultural products in Israel. Measured at year-end, the CPI growth rate returned to positive values in 2017 at 0.4%, grew by 0.8% in 2018 and 0.6% in 2019 and decreased by 0.7% in 2020. In 2021, the CPI increased by 1.5%, which was within the target of the BoI for the first time since 2013. In 2022, the CPI increased by an annual average of 4.4%, as inflation rose worldwide. Between September 2022 and September 2023, the CPI increased by 3.8% as prices gradually return to the target range.

In 2022, due to rising inflation, the BoI has increased the interest rate ten times and it was at 4.75% by the end of 2023. On January 1, 2024 the BoI reduced the interest rate by 0.25% to 4.5%. The real interest rate (nominal interest rate less inflation expectations) averaged -0.9%, -0.8%, 0.1%, -1.8% and -1.7% in 2018, 2019, 2020, 2021 and 2022, respectively. As of September 30, 2023, the real interest rate was 0.78%.

Labor Market

Prior to the outbreak of COVID-19, the annual labor force participation rate, which is the labor force as a percentage of the population over the age of 15, averaged 63.5% in 2019. Unemployment averaged 3.8% in 2019. Since the outbreak of COVID-19, unemployment increased significantly as a result of lockdowns and other restrictions to reduce the spread of COVID-19. In 2022, for the first time since the outbreak of COVID-19, the unemployment rate returned to its pre-COVID levels. Total unemployment averaged 3.8% in 2022, with an additional 0.4% absent from work due to reasons related to COVID-19, such as unpaid leave, and an additional 0.9% that left the labor force due to reasons related to COVID-19, such as dismissal or workplace closure. As of September 2023, the unemployment rate stood at 3.4%, with an additional 0.4% absent from work due to economic reasons, and an additional 0.3% that left the labor force due to dismissal or closure of their workplace in the last two years.

Capital Markets

The BoI, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the BoI cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.

According to the BoI’s estimates, the value of the public’s total financial assets, which excludes assets of the Government, the BoI, nonresidents’ investments, commercial banks and mortgage banks, reached NIS 4,863.7 billion at the end of 2022 and grew by -3.7%, 14.7%, and 7.8% in 2022, 2021 and 2020, respectively.

The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of companies publicly trading on the TASE. The TA-125 and TA-35 measure the 125 and 35 companies listed on the TASE, respectively, with the highest market capitalization. In 2022, the TA-35 and TA-125 indices decreased by 9.2% and 11.8%, respectively, compared to decreases in the S&P 500 of 19.4% and in the NASDAQ Composite of 33.1% over the same period. Between December 31, 2022 and September 30, 2023, the TA-35 and TA-125 increased by 2.7% and 3.4%, respectively, compared to increases in the S&P 500 and the NASDAQ Composite of 11.7% and 26.3%, respectively, over the same period.

Global Issuances

In recent years, Israel has been active in the global sovereign debt markets. Most recently, in January 2023, Israel completed its first green bond issuance, issuing an aggregate of $2.0 billion principal amount of 4.500% bonds due 2033.

Political Situation

Overview of Israel’s Political Structure. The State of Israel was established in 1948 as a parliamentary democracy. It functions on a set of foundational laws, titled “Basic Laws”, which have a special status that grants exclusive judicial review jurisdiction to the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions and in the State’s Declaration of Independence.

Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any Israeli citizen has the right to appeal a lower court’s decision to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from several political factions elected by Israel’s citizens under a system of proportional representation.

The executive power of the State of Israel is held by a democratically elected government. A proposed government requires approval by the Knesset, which is presented with a coalition supported by a majority of the Knesset members, even if not all supporting parties are members of the proposed government. A proposed government is usually made up of a coalition of different political parties. The Prime Minister serves as the head of government and as the chief executive of the state. The President serves as the “Head of State” and plays an important role in leading the process of forming a government. The functions of the President are defined in the Basic Law of 1964: President of the State. The President assigns the task of forming a new government to a member of Knesset, who is usually the leader of the party that received the most Knesset seats in the latest general elections. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors from foreign states, pardoning prisoners or commuting their sentences and approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel.

Proposed Legislative Changes to the Judicial System.  In 2023, the Knesset’s Constitution, Law and Justice Committee had been promoting a number of bills regarding the Israeli judicial system, commonly referred to as “Judicial Reform”. One of the Judicial Reform amendments which was enacted by the Knesset provided that the Supreme Court could not limit or abrogate any decision or act by the government, any minister or certain other public officials on the grounds that such decision or act was unreasonable. Subsequently, on January 1, 2024, the Supreme Court voided this law.

Israel and Gaza. In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities and military bases in Gaza, as well as four Israeli settlements in the northern West Bank (see “State of Israel—International Relations” in Exhibit D to Israel’s Annual Report for 2022). Despite this, there has been ongoing tension at the border between Israel and Gaza, often characterized by Hamas rocket attacks and other acts of violence by individual Palestinians and responsive Israeli military campaigns commenced with the goal of suppressing the violence.

In May 2018, Hamas organized violent protests along the fence between Gaza and Israel. Many protesters were armed with knives and guns, and many hurled Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires along the Israeli side of the fence through use of incendiary balloons/kites. Hamas referred to these protests as part of its “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy to Jerusalem, and others associated the protests with the economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces (the “IDF”) have since launched an investigation into Israel’s military response to the protests.

A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank throughout November and December 2018. These attacks resulted in a few Israeli casualties and the IDF conducted special operations to apprehend the terrorists.

In the beginning of May 2019, there was a wave of rocket attacks from Gaza and over 700 rockets were launched into Israeli territory. Four Israeli civilians and two Palestinians were killed by Hamas rocket fire. Within three days, this wave of violence was suppressed and a ceasefire was agreed to.

On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian population centers in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack incited an 11-day conflict referred to in Israel as “Operation Guardian of the Walls”. During the conflict, the Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages across Israel. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these rockets. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck sites in the Gaza Strip that Hamas uses for its terrorist activities, including the Hamas headquarters, underground tunnels, rocket launchers, military posts and other Hamas infrastructure. A ceasefire was reached on May 21, 2021.

On August 5, 2022, following a wave of deadly terrorist attacks, the IDF began “Operation Breaking Dawn” against the Islamic Jihad terror network in Gaza. During the 56 hours of the operation, terrorist forces from Gaza fired 1,100 missiles on Israel and the IDF hit 170 military targets of the group. The operation ended with a ceasefire brokered by Egypt on August 7, 2022.

On October 7, 2023, the terrorist organization, Hamas, carried out a horrific attack in Israel, leading to a war in Gaza. See “—October 7, 2023 Attack on Israel and the War in Gaza” above.

Israeli-Palestinian peace negotiations. In July 2013, Israeli-Palestinian negotiations were reinitiated under the auspices of the U.S. Secretary of State. While some progress was made, prior to the last phase of implementation of a prisoner release by Israel for which government approval was imminent, the Palestinian Authority breached its commitments by submitting requests to accede to fifteen different international conventions. The different Palestinian factions subsequently announced their intentions to form a pact between Fatah and Hamas intended to serve as the foundation of the planned national consensus government. No further progress has been made since.

In February 2020, then-U.S. President Donald Trump introduced his plan for a comprehensive peace treaty between Israel and the Palestinians, which Israel viewed favorably. Prime Minister, Benjamin Netanyahu, at the time, declared that the plan would be reviewed in full cooperation with the United States, while maintaining all of Israel’s peace agreements and strategic interests.

Israel-United States Relations. See “State of Israel—International Relations—Israel and the United States” in Exhibit D to Israel’s Annual Report for 2022 for details on diplomatic relations between Israel and the United States.

Since the October 7, 2023 attack by Hamas against Israel and the commencement of the war, the US has expressed its support for Israel in a variety of actions and statements.

Abraham Accords. See “State of Israel—International Relations—Abraham Accords” in Exhibit D to Israel’s Annual Report for 2022 for details on the normalization of Israel’s relations with the UAE, Bahrain, Morocco and Sudan and the Abraham Accords Peace Treaty.

Israel-Turkey Relations. In August 2022, Israel and Turkey agreed to resume normal diplomatic relations with the announcement that the two countries will return their ambassadors after years without senior diplomatic representation. The decision to reinstate ambassadors was the culmination of a positive trend in the relations between the countries during 2022, which included President Isaac Herzog’s visit to Ankara, mutual visits of the foreign ministers in Jerusalem and Ankara and visits by the Ministers of Commerce and Defense to Turkey.

Israel was the first country to deploy a search and rescue mission to Turkey, following the devastating earthquake that hit Southern Turkey in February 2023. The delegation was instrumental in rescuing 19 individuals from the rubble and assisted in providing humanitarian and medical assistance to the Turkish authorities on the ground.

As of December 2023, Turkey has recalled its ambassador for consultation and Israel has done the same.

Israel-Ukraine Relations. In February 2023, Foreign Minister, Eli Cohen, was the first Israeli official to visit Kiev and meet with the Ukrainian President, Volodymyr Zelenskyy, since the Russian offensive in Ukraine began in 2022.

Recent Developments in Relations with Certain other Countries. In April 2023, the Azerbaijani Foreign Minister attended the official opening of Azerbaijan’s embassy in Israel.

In February 2023, an official Israeli delegation, led by Foreign Minister Cohen, visited Khartoum to further advance normalization of relations between Israel and Sudan.

During December 2022, Israel set up an office in Qatar in order to facilitate Israeli fans visiting Qatar for the FIFA World Cup games.

In July 2023, Israel recognized Moroccan sovereignty over the territory of Western Sahara.

In September 2023, Papua New Guinea opened an Embassy in Jerusalem.

For details on the impact on of the war in Gaza on Israel’s foreign relations see “—October 7, 2023 Attack on Israel and the War in Gaza—International Reaction” above.

Privatization

In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises previously owned by the State and the reduction of State subsidization of several business enterprises. In total, between 1986 and 2022, 99 Government-owned Companies (as defined in The Economy—Role of the State in the Economy” in Exhibit D to Israel’s Annual Report for 2022 ) became partially or fully privatized. The proceeds stemming from privatizations between 2005 and 2022 totaled $5.3 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as in State-owned land and seaports, the Postal Company, energy and transportation utilities, and parts of the defense industry. See “The Economy—Role of the State in the Economy” in Exhibit D to Israel’s Annual Report for 2022 for details on privatization.

Loan Guarantee Program

On January 3, 2023, the U.S. Congress approved an extension of the loan guarantee program until September 2028. For further information on the U.S. loan guarantee program, see “Public Debt—External Government Debt” in Exhibit D to Israel’s Annual Report for 2022.

Table No. 2

Selected Economic Indicators

(In Billions of NIS Unless Otherwise Noted)

	2018	2019	2020		2021		2022
Main Indicators
GDP (at constant 2015 prices)	1,332.7	1,383.1	1,362.9		1,490.2		1,586.6
Real GDP growth	4.1%	3.8%	-1.5%		9.3%		6.5%
GDP per capita (in NIS, at constant 2015 prices)	150,085	152,812	147,908		159,085		166,123
GDP per capita, percentage change	2.1%	1.8%	-3.2%		7.6%		4.4%
Inflation (change in CPI – annual average)	0.8%	0.8%	-0.6%		1.5%		4.4%
Industrial production	3.5%	2.9%	6.3%		5.9%		15%
Business sector product (at constant 2015 prices)	992.8	1,035.4	1,016.5		1,132.4		1,219.3
Permanent average population (thousands)	8,883	9,054	9,215		9,367		9,551
Unemployment rate	4.0%	3.8%	4.3	%(1)	5.0	%(2)	3.8	%(3)
Foreign direct investment (inflows, in billions of dollars)	21.5	17.4	21.0		19.0		23.0
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices)	416.9	429.0	418.6		481.1		552.6
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices)	409.5	425.4	391.6		474.3		531.3
External Debt
External debt liabilities (in millions of dollars, at year-end)	94,307	103,202	129,931		160,328		155,903
Net external debt (in millions of dollars, at year-end)	-156,360	-170,256	-204,115		-225,656		-209,228
Central Government Debt
Total gross central government debt (at end-of- year current prices)	788.4	823.2	983.9		1,044.1		1,037.1
Total gross central government debt as percentage of GDP	58.5%	57.8%	69.4%		66.0%		58.8%
Revenues and Expenditures (net)
Revenues and grants	317.2	325.4	317.9		392.9		447.9
Expenditures	444.9	492.1	563.1		587.6		570.0
Expenditures other than capital expenditures	336.8	354.8	426.4		426.9		403.5
Development expenditures (including repayments of debt)	108.1	137.3	136.7		160.7		166.5
Repayments of debt	79.0	104.9	97.4		119.8		126.6

(1)	A broader definition of unemployment used since the outbreak of COVID-19 totaled 15.3% in 2020, and included those absent from work due to reasons related to COVID-19 such as unpaid leave (9.5%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (1.4%).

(2)	In 2021 unemployment (as defined in footnote 1 above) amounted to 10.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (2.9%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (2.2%).

(3)	In 2022 unemployment (as defined in footnote 1 above) amounted to 5.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (0.4%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (0.9%).

Source: Central Bureau of Statistics, Bank of Israel and Ministry of Finance.